Filed by Discovery Partners International, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Infinity Pharmaceuticals, Inc.

This filing relates to the Agreement and Plan of Merger and Reorganization, dated as of April 11, 2006 (the “Merger Agreement”), by and among Discovery Partners International, Inc. (“DPI”), Darwin Corp. and Infinity Pharmaceuticals, Inc. (“Infinity”). The Merger Agreement was attached as Exhibit 1.1 to a Form 8-K filed by DPI with the SEC on April 12, 2006, and is incorporated by reference into this filing.

The following is a press release of Discovery Partners International, Inc. issued on April 25, 2006.

Company Contact:

Discovery Partners International
Acting Chief Executive Officer	Chief Financial Officer
Michael C. Venuti, Ph.D.	Craig Kussman
858-455-8600	(858) 228-4113
ir@discoverypartners.com

FOR IMMEDIATE RELEASE

Discovery Partners International REPORTS FIRST quarter 2006 results

Press Release

Discovery Partners International to Announce First Quarter 2006 Financial Results SAN DIEGO, April 25, 2006 /PRNewswire-FirstCall via COMTEX News Network/ -- Discovery Partners International, Inc. (Nasdaq: DPII) announced that it will release first quarter 2006 financial results on Thursday, May 4, 2006 before the opening of the U.S. financial markets. The press release for the first quarter 2006 financial results will be publicly available on the Company's website at http://www.discoverypartners.com. Due to the recently announced merger agreement with Infinity Pharmaceuticals, Inc., the Company will not be hosting a conference call.

About Discovery Partners

Discovery Partners International, Inc. offers integrated services that span the drug discovery continuum, including target characterization, targeted and screening-library design and synthesis, high throughput and high content screening, lead generation and optimization, and gene expression analysis. DPI has actively contributed to dozens of drug discovery collaborations, working on many of the most promising new biological target areas for the biotech and pharmaceutical industries.

Discovery Partners International is headquartered in San Diego, California and has operations in the United States and Europe.

Statements in this press release that are not strictly historical are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve a high degree of risk and uncertainty. Discovery Partners' actual results may differ materially from those projected in the forward looking statements due to risks and uncertainties that exist in Discovery Partners' operations, development efforts and business environment, including the risks and uncertainties that are more fully described in Discovery Partners' annual report on Form 10-K for the year ended December 31, 2005 as filed with the Securities and Exchange Commission.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger between DPI and Infinity Pharmaceuticals, Inc., DPI will file a registration statement on Form S-4 that contains a proxy statement/prospectus with the SEC. Investors and security holders of DPI and Infinity are urged to read the proxy statement/prospectus (including any amendments or supplements to the proxy statement/prospectus) regarding the proposed transaction when it becomes available because it will contain important information about DPI, Infinity and the proposed transaction. Security holders will be able to obtain a copy of the proxy statement/prospectus, as well as other filings containing information about DPI and Infinity, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Discovery Partners International, Inc., 9640 Towne Centre Drive, San Diego, CA 92121, Attention: Investor Relations, Telephone: (858) 455-8600.

Participants in the Solicitation

DPI and its directors and executive officers and Infinity and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of DPI in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of DPI is also included in DPI's proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on April 6, 2006. This document is available free of charge at the SEC's web site (www.sec.gov) and from Investor Relations at DPI at the address described above.

SOURCE Discovery Partners International, Inc.

Michael Venuti, Chief Executive Officer, +1-650-228-1299, ir@discoverypartners.com, or Craig Kussman, Chief Financial Officer, +1-858-228-4113, both of Discovery Partners International, Inc.

http://www.prnewswire.com

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Statements in this press release regarding Discovery Partners International, Inc.'s business which are not historical facts are "forward-looking statements" that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors" in the Company's Annual Report or Form 10-K for the most recently ended fiscal year.